

INVEST IN **GRAPE ID™**

Permanently Eliminate Spam on Cell Phone, Social Media, and Email

grapeid.com   Midvale, UT   𝕏   in   ▶   f   ⊙   ♪

| Technology | B2B | SaaS | B2C | Mobile Apps |

Highlights

Repeat Founder
Started a prior company with
$2M+ in funding or revenue

1. $20M+ in potential sales with current enterprise sales pipeline of Gmail, Yahoo, Verizon, Microsoft

2. Led by 11x Repeat Founders with 1 exit in cybersecurity

3. $4.5 Million in pending R&D grants from the National Science Foundation.

4. $285,000 Previously Raised by Angels

5. A TechCrunch Disrupt Battlefield Startup (passed 4-stage review). Visit us Oct 28-30 in San Fran.

6. 4 Issued Patents and 3 Trademarks

7. A Large $12+ Trillion Category (TAM)

8. Initial demos reveal 76% - 92% of users opt-in to try the product when it's available.

Featured Investor



Dean Sapp
Invested $100,000 ⓘ

Follow

"As a repeat start-up builder and investor, I have reviewed 8-10 security startups in the last two years. GrapeID is the strongest play I have seen between them. Rob is building an Ai driven platform that solves a considerable privacy challenge for most consumers while also creating a powerful marketplace where the individual controls their privacy. He is also enabling consumers to monetize marketing dollars for products and services they really want while giving control of individuals data back to them, where it belongs. I highly endorse this product vision."

Our Team



Rob Andersen Founder & CEO/CTO

8x founder, inventor of identity agent technology, patent author, engineer, and on social media as the "Anti Spam Guy".

I started Grape ID out of personal frustration. In 2018, I was a victim of 5 data breaches & identity theft which taught me that businesses are in control of our data. They make money off our data AND put us at risk - I'm determined to change that.



Maxim Chemerisiuk Chief Architect - Frontend

15 years in tech, full stack software developer. He founded startup in the ride-sharing industry that was #2 in his local market (Uber was #1). An active Open Source contributor and tech articles writer.



Kevin Maney Advisor

Bestselling author of 10+ books, including "Play Bigger" (250,000+ copies sold). 22-year USA Today veteran. Founding partner at CDA, advising 100s of companies. Contributor to Fortune, CNN, ABC News. Expert in category design and tech innovation.



Mike Damphousse Advisor

30+ years as founder, CEO, CMO, and advisor. Founded Green Leads (acquired by Next 15). CMO of Asteria (IPO'd on Tokyo Stock Exchange). Expert in category design and pipeline generation. Speaker at Dreamforce and Inbound. BS in Computer Science.



Abhi Ahuja Enterprise Sales

 15 years in enterprise software sales, closed $10M+ deals, and worked with Fortune 500 companies including U.S. Navy, American Ramp, and Jiffy Lube. Has deep experience developing sales & marketing systems, especially cybersecurity.



Chase Hocken B2B Sales Manager

7 years in consumer sales, B2B technology sales, and developing marketing systems. BS in Electrical Engineering at Arizona State University (ASU). 4 years in the semiconductor industry as an account manager for a $6M/year account base.



Dean Sapp Chief Information Security Officer (CISO)

CISO of two multi-billion dollar financial institutions. CISO, technical lead, and part owner of Braintrace (sold to Sophos, 2021). On four Advisory Boards for cyber security companies, published numerous security papers, and spoken at 75+ conferences.



Mark Andersen Chief Architect - Enterprise Scalability

I am a 35 year veteran software architect having worked on Fortune 100 company products, NASA, military, and top secret government projects. I love creating products that leave smiles on people's faces.

Pitch

Advertisers Drive the Spam Crisis




$12T
Lost Annually Due to Spam
58T
Spam Emails Annually
52B
Robocalls Annually
SPAM

Advertisers send the majority of spam. Spam wastes our time, creates security risks, invades privacy, and **causes us to miss messages we actually want.**

PROBLEM: We're Trapped


ADVERTISERS
CONSUMERS
My ads don't reach people!
I can't stop the spam!

Advertisers are trapped – people ignore their ads, so they send more, hoping to make sales. This wastes their money and floods consumers with unwanted spam. They don't have a better option.

Consumers are trapped – we get so much spam it's difficult to find the messages we want. Spam invades our privacy, puts us at risk of scams,

and it feels like there's no solution.

SOLUTION: Grape ID™ Marketplace


Advertisers Pay Users to Engage With Ads
$ Cash Incentive
Grape ID
Marketplace
Advertiser
Consumer
Engagement

The Grape ID™ Marketplace allows advertisers to pay consumers to engage with their ads. Grape ID™ delivers relevant ads to users based on their interests. This direct advertiser-to-consumer advertising approach gives advertisers a better alternative than sending spam.

HOW IT WORKS: For Consumers


Meet Grape,
Your Personal Identity Agent
Grape ID
Answer Questions
Verify Identity
10:02
Chat with Grape
Chat with Grape
hiking. Also been thinking about getting a new camera.
10:02
Authenticate
My Grape Score™
Roger Clinesmith
90%



Great! I'll find some outdoor photography equipment and hiking gear offers for you. Any specific type of camera you're interested in? Or any specific hiking locations?
I'm looking for a mirrorless camera good for landscape photography. Budget around $1000. For hiking, I enjoy mountain trails.
Tap for Details
People see you as "Verified"
Not Verified
0 - 39 %
Part Verified
40 - 79 %
Verified
80 - 100%

First, users download the app to meet Grape—their personal identity agent. Grape is like having a private AI bot to represent them on the Internet. Grape asks a few questions and verifies their identity to protect their account.



Swipe to Earn Cash
Grape finds relevant ads for you.
Earn $0.30
Aspire Tour
ASPIRE TO GREATNESS
DAVID GOGGINS
PHOENIX, AZ
MAY 6 2025
Visit Now
aspiretour.com
0
0
Share
No Interest
Maybe Later
Interested

Second, users set their hourly rate so advertisers know how much to pay them (prorated per ad), then swipe to earn cash for viewing ads. Grape matches relevant ads to interested people.

Swipe right (👍) if interested in the ad (save it to favorites), left (👎) if no interest— users earn cash either way for their time!

Chat with AI
10:02
Chat with Grape
Grape


Through Grape
to Earn More
It increases privacy, ad relevance, and earnings.
Hi! I'm Grape, your identity agent. I'm here to help you earn cash for viewing ads. Are you ready to get started?
ask chatgpt the best way to eat a mango
Grape
I'll consult ChatGPT for you. One moment please...
ChatGPT · GPT-4
When analyzing this situation, it's helpful to consider multiple perspectives and the trade-offs involved with each potential path forward.
Type your message... (try 'ask ChatGPT...')

Third, Grape gives people central access to 200+ AI tools like ChatGPT, Claude, and Gemini. Their conversations help Grape understand user interests to improve ad matching. **Grape also protects privacy by hiding user data from AI providers.** Chats are stored with Grape instead of various AI providers.

HOW IT WORKS: For Advertisers


Grape ID
Advertisers Launch Ads In Minutes
1
2
3
Define Audience
Upload Ad
Set Price

Advertisers launch ads in minutes. They 1) describe their ideal customer profile (ICP), 2) upload their ad creative, and 3) set their bid

price.

Optionally, if they're unsure who they're targeting, Grape ID™ will discover who their audience is for them. The ads go live after they pass an initial screening.

Advertisers pay for engagement, not impressions


Impressions
Engagement
VS

Unlike existing ad platforms that charge advertisers for views, impressions, and other wasteful metrics—advertisers only pay for genuine engagement— like a click or feedback.

Quick Demo


Create New Campaign
Set up your ad campaign in five easy steps
Campaign Progress
57%
1
Basics
2
Audience
3
Creatives
4
Pricing
5
Review
Campaign Name
e.g., Summer Tech Promotion 2025
Campaign Description


Describe your campaign and its goals...
Start Date
April 21st, 2025
End Date (Optional)
Pick a date
Total Budget
$500.00
500
Your total budget for the entire campaign duration
Continue

PRIVACY: Advertisers Don't See User Data


How Identity Agents Protect Privacy
Grape ID™ Marketplace
Ads & Payment
Leads & Feedback
Ad Matching
Advertiser Identity Agent
Consumer Identity Agent
Preferences & Engagement
Cash Rewards & Insights
Advertiser
Consumer
Grape ID

User privacy is protected by 'Identity Agents' acting as secure intermediaries within the Grape ID™ Marketplace. **Identity Agents match ads to users without exposing their data.** Users retain full control of their data.

REVENUE MODEL: ~30% Transaction Fee


~30%
Transaction Fee
Example Earnings
Advertiser Spends $1
$1
$0.30
$0.70
Grape ID™
User

Our marketplace charges a 30% - 50% transaction fee for each ad engagement. For example, when an advertiser pays $1 for engagement, the consumer earns $0.70 as a cash reward and Grape ID™ earns $0.30. Users receive a larger portion of the ad revenue (i.e. 70%) when they meet certain criteria that benefit others in the marketplace such as providing helpful feedback.

TRACTION


Strong Market Demand
76%
Of Consumers
Signed Up After Demo
93%
Of Advertisers
Signed Up After Demo
We also accepted $1,200 in pre-launch deposits,
which proves advertiser willingness to pay.

(Collected in a 2-week test using non-functional mockups and no delivery date)

Validation

Demand for the Grape ID™ Marketplace is strong. After seeing a rough mockup, 76% of consumers and 93% of advertisers signed up to the waitlist immediately. To prove advertisers were willing to pay for the product, we conducted a two-week test and collected $1,200 in pre-launch deposits. These metrics are significant because they were achieved with make-shift mockups in 2023 with no delivery date.

Product Readiness

We launched an app March 2023 in the Play Store and App Store for testing throughout 2024. Functional prototypes for the Grape ID™ Marketplace were completed in April 2025. We will launch the Grape ID™ Marketplace within 3 months of reaching $1M funding target.

Two Phases to End Spam "Forever"


End Spam Forever
Phase 2
Open-Source Tools
Addresses HOW spam exists
Phase 1
Marketplace
Addresses WHY spam exists

In this order, we must tackle the problems behind *why* and *how* spam exists.

exists.

1. In Phase 1, our **Marketplace directly addresses the 'why' spam exists** by allowing advertisers to buy people's attention instead of spamming them.
2. In Phase 2, **Open-Source Tools will address 'how' spam exists** in technical terms. Tools like a universal unsubscribe button will be built using Identity Agent technology, then integrated with companies like Verizon, Facebook, and Gmail.

Together, these create a permanent solution to spam.

REVENUE PROJECTIONS


grape ID
5-Year Forecast
U.S. ONLY
Breakeven in 2027 Q1
$1M Revenue per Month
7,500 Businesses @ avg $441/mo
$70K
THOUSAND
IN REVENUE
$300M
MILLION
IN REVENUE
2025
2026
2027
2028
2029

Based on our model and market opportunity (U.S. only), we project significant growth, reaching breakeven ($1M revenue/month with 7,500 businesses) in early 2027 and targeting $300 million in annual revenue by 2029. (Note: These are forward-looking projections based on current plans and market assumptions, and are not guaranteed).

COMPETITION



COMPETITION
Current ad platforms exploit user data and keep 100% of ad revenue
Grape ID™ empowers consumers to protect their privacy and earn ad revenue.
PRIVACY & CONTROL
Grape ID
KEEP 100% OF AD REVENUE
KEEP 40% OF AD REVENUE
facebook Ads
ads
Google Ads
Ads
TikTok Ads
EXPLOIT USER DATA
5

Unlike current ad platforms that exploit user data and keep 100% of ad revenue, Grape ID™ gives users control over their data (it's never shared) and keeps around 40% of the ad revenue as a transaction fee. This model incentivizes advertisers to pay users for their attention rather than spamming them.

THE VISION



THE VISION
Once we reach 50+ million users, we will be positioned to tackle other disasters.
Our platform will allow us to tackle additional issues like Cybercrime, Privacy, Censorship, Centralized Money, and more.
CYBERCRIME
PRIVACY
CENSORSHIP
CENTRALIZED MONEY

Spam is just the beginning. Once Grape ID™ reaches critical mass (targeting 50M+ users), our platform and underlying Identity Agent technology will empower individuals to solve other major digital challenges like broader privacy issues, cybercrime, censorship, and the limitations of centralized financial systems.

USE OF FUNDS



We're raising $1.2M for 18 months of runway

Launch Marketplace
Q3 2025

Release Open-Source Tools
Q1 2026

1M
Reach 1 Million Users
Q4 2026

** This slide contains forward projections which aren't guaranteed. **

grape ID

This $1.2M raise provides 18 months of runway to achieve key milestones: Launch the Phase I Grape ID™ Marketplace (Q3 2025) to generate initial revenue and user adoption; Release initial Open-Source Software components (Q1 2026) for use by communication providers; and Reach 1 Million Active Users (Q4 2026).

Of the initial $50,000 raised in this Wefunder, 92.1 % of it will be used to market our Wefunder Campaign (social media, ads, marketing contractors) and 7.9% to pay Wefunder fees.

Of the $1.235M maximum goal for this current Wefunder campaign, 18% will go to marketing, 15% to operations and overhead of the company, 59.1% to four engineers and two product owners, and 7.9% to Wefunder fees.

Founder's Social Media ("Anti Spam Guy")

CLICK HERE for the founder's social media

Investing More Than $10,000?

Book a 15 minute call with the founder, CLICK HERE.